FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: _____March ________________

Commission File Number: 0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive
North Vancouver, British Columbia
Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F                Form 40-F      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 — __________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By:	/s/ A. David Long
A. David Long, Corporate Secretary

Dated: March 15, 2007

MIRAMAR MINING CORPORATION 300-889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

March 15, 2007	NEWS RELEASE 07-03	MAE - TSX MNG-AMEX

Miramar Announces Commencement of 2007 Exploration Campaign at Hope Bay
Three Drills Testing Madrid System Extension

VANCOUVER -- Miramar Mining Corporation (MAE-TSX, MNG-AMEX) today announced commencement of the 2007 exploration campaign at its 100% controlled Hope Bay project in Nunavut. The Company anticipates spending approximately $30 million on 70,000 meters of drilling.

This year’s program at Hope Bay is designed to improve and expand resources at Madrid and Boston for inclusion in a feasibility study for Phase II, as well as complete an aggressive exploration program along the Madrid trend. There are currently three drill rigs coring at Hope Bay with an expansion to 8-9 drills by early April. Details of the proposed program are being completed and the final program is subject to Miramar board approval.

This represents a slightly larger program than completed in 2006 when 65,975 meters were completed. The 2006 program was very successful and primarily focused on defining and delineating resources as well as establishing continuity between the deposits at Madrid. Despite the infill focus of the 2006 program, we do expect that there will be an increase to resources at Hope Bay. Calculations for the 2006 year end resource summary are nearing completion and will be released in the next few weeks.

“The 2007 field program has commenced on what I expect will be another big year for Miramar and our shareholders,” said Tony Walsh, Miramar’s President & CEO. “We are very excited about the upcoming program at Hope Bay, particularly the drilling to test resource expansion at Madrid as well as an initial attempt to illustrate the global size of the mineralized system at Madrid along strike and to depth. This year we plan to do significantly more exploration of other identified high potential targets along the Madrid trend. This exploration will commence immediately. Continued exploration success and ongoing conceptual development will enable us to deliver a solid plan for the next phase of development at Hope Bay.”

The exploration objectives being pursued this year are:

a)	Initiate a feasibility on the Phase II development plans for Hope Bay which depends on conversion of a large portion of the Madrid Inferred resource to the Measured and Indicated category;
b)	Continue an aggressive resource expansion program at Madrid where the system and a number of the deposits are open;
c)	Initiate limited deeper drilling at Madrid to illustrate the overall size of the Madrid system which as of December 2005 contained approximately 1.91 million ounces of gold in the indicated category and 3.92 million ounces of gold in the inferred category ;
d)	Initiate resource expansion drilling at the newly defined BN zone at Boston as well as complete a sampling program on historical drilling at the Boston B2 resource area;
e)	Initiate an aggressive exploration program that will test high potential targets along the 21 km long Madrid trend utilizing improved understanding of the Madrid system geology and mineralization as well as comparative traits that Madrid has with large gold producing camps like Timmins and Larder Lake in Ontario.

Building on continued success the current proposed program will feature a sharp increase in exploration outside the currently defined resource areas.

As in 2006 the bulk of the program will be directed towards drilling in the Madrid area with lesser drilling at the Boston deposit. Miramar plans to incorporate these results into feasibility study which optimise the Phase II development plan.

Development Strategy

The 2007 program will support ongoing technical studies, metallurgical testing, resource infill and upgrading and permitting data collection. Miramar’s immediate objective is to complete a Technical Economic Study (“TES”) on Phase II during the second quarter of 2007. The TES will outline (within the + or – 30% range of economics), two alternatives: 1) a large scale underground operation; and 2) a combined large scale open pit option and underground operation.

The results of these studies will define the course of direction for Phase II after which the Company will embark on the Phase II bankable feasibility study (“FS”). It is expected that the FS would take another 12 – 14 months to complete (1st half 2008) and would include further test work and resource upgrade/infill drilling. Once a decision has been made on which production alternative offers the best return a Preliminary Project Description can be filed with the Nunavut Impact Review Board (“NIRB”) on Phase II.

In addition an update to the Doris North Feasibility Study is also underway and is expected to be completed in second quarter of 2007. Increases in the cost of fuel, steel and other supplies have increased since the initial feasibility study in 2003, however, the effect of these increases is likely to be more than offset by the significant increase in the gold price from the $US325 assumed in the 2003 feasibility study. The study will also examine the changes that would be required to allow the Doris North facility to process ore from the Doris Central zone in order to bridge production from Doris North to Phase II which may also marginally increase capital requirements for Doris North. Production from Doris Central will require further feasibility work and permitting.

Doris North Permitting Progress

In March 2006, the NIRB had issued its final hearing report recommending to the Minister of Indian and Northern Affairs Canada that the Doris North Project should proceed. The NIRB report was accepted by the Minister of Indian and Northern Affairs in July, 2006.

The Department of Fisheries and Oceans has accepted the tailings alternative assessment for the project and asked Environment Canada to proceed with the process to amend Schedule 2 of the Metal Mining Effluent regulations to authorize the use of the proposed tailings impoundment. The Nunavut Water Board has provided direction for the submission of documentation to support the issuance of a water licence for the project. Miramar plans to resubmit materials to the Nunavut Water Board at the end of March, 2007 in order to support a water licence hearing, expected to be set for mid-year. All other permits are in progress.

Miramar is confident that it will receive all permits and licenses required for Doris North in time for a late 2008 start up.

Quality Assurance

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Vice President, Exploration for Miramar Mining Corporation and the Qualified Person for the Company in accordance with NI 43-101.

Miramar Mining Corporation

Miramar is a Canadian gold mining company that controls Hope Bay which contains one of the largest, best-grade undeveloped gold deposits in Canada. The Hope Bay project extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada.

The decision to proceed with mining at Doris North is subject to the availability of permits and financing and a variety of other contingencies. Any plans for extending and expanding the life of the Doris North operation would be subject to the successful completion of additional drilling, economic studies and permitting procedures.

For more information on Miramar Mining Corporation and its projects, visit our website at www.miramarmining.com.

Forward Looking Statements

Statements relating to planned exploration work and feasibility and economic studies at the Hope Bay project and the expected results of this work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and all applicable Canadian Securities legislation. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ‘projects,” “satisfies,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and that the actual results of work will not identify mineral deposits that permit satisfaction of Miramar’s objectives or goals or realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2005 and Reports on Form 6-K filed with the Securities and Exchange Commission.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their SEC filings to disclose only those mineral deposits that qualify as proven or probable “reserves” because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced. Accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The term “resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that “resources” will be converted into “reserves” in the future.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572      Fax: (604) 980-0731
Toll Free: 1-800-663-8780
Email: info@miramarmining.com